FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JANUARY, 2007

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd.  News Release dated January 9, 2007,

2.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report, filed on January 12, 2007,

3.

Oromin Explorations Ltd. News Release dated January 18, 2007,

4.

Oromin Explorations Ltd. Interim Consolidated Financial Statements for the period ended November 30, 2006, SEDAR filed on January 29, 2007.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: February 12, 2007

By:

“Chet Idziszek”

 Chet Idziszek

Its:       President

(Title)

February 12, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

per:

Chet Idziszek

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com

January 9, 2007	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

NEWS RELEASE

Oromin Explorations Ltd. (TSX-V:OLE, OTC/BB: OLEPF) announces that it has granted incentive stock options entitling the purchase of up to 70,000 shares of Oromin at a price of $2.04 per share exercisable until January 9, 2012.  The grant of these options is subject to regulatory approval.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

January 9, 2007

Item 3.

Press Release

January 9, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Incentive stock options granted.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 11th day of January, 2007.

OROMIN EXPLORATIONS LTD.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com

January 18, 2007	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

INITIAL RC DRILL RESULTS CONFIRM AND EXPAND

CONTINUITY OF GOLOUMA SOUTH GOLD MINERALIZATION

HIGHLIGHTS

♦

STEP-OUT AND IN-FILL RC DRILLING CONFIRMS SIGNIFICANT GOLD INTERSECTIONS AT GOLOUMA SOUTH ZONE INCLUDING 24.58 G/T GOLD OVER 9 METRES, 11.90 G/T GOLD OVER 8 METRES AND 3.73 G/T GOLD OVER 15 METRES RESPECTIVELY.

♦

DIAMOND CORE DRILLING CONTINUING AT GOLOUMA NORTHEAST, WHERE VISIBLE GOLD INTERSECTED IN TWO HOLES AND AT MAKI MEDINA WHERE BROAD ALTERATION TO 25 METRES IN MULTIPLE ZONES INTERSECTED.

Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF) is pleased to provide results for the initial 10 reverse circulation drill holes at its Sabodala Property in eastern Senegal.   All ten holes were drilled at the Golouma South gold zone just prior to the Christmas break.

The following table outlines the significant results from the in fill and step-out reverse circulation drilling at Golouma South.   Previous core drilling has returned results that included 23 metres at 6.64 g/t gold in hole DH-11, 17 metres at 7.06 g/t gold in DH-14, 9 metres at 9.70 g/t gold in DH-43 and 16 metres at 4.99 g/t gold in DH-61.   (See previous releases for details).

Drill Hole	Grid Co-ordinates	Azimuth/Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-01	3035N/5130E	110/-70	44.0-51.0 81.0-86.0	7.0 5.0	2.76 2.46
RC-02	3100N/5164E	110/-60	47.0-54.0 incl.51.0-53.0 81.0-84.0	7.0 2.0 3.0	9.01 26.41 2.55
RC-03	3115N/5125E	110/-60	76.0-82.0	6.0	9.78
RC-04	3130N/5090E	110/-60	No significant results
RC-05	3075N/5140E	110/-60	80.0-84.0 111.0-126.0 incl.112.0-113.0 and121.0-126.0	4.0 15.0 1.0 5.0	9.80 3.73 31.34 4.18
RC-06	3090N/5105E	110/-60	114.0-117.0	3.0	6.32
RC-07	3105N/5065E	110/-60	147.0-149.0	2.0	1.08
RC-08	3045N/5170E	110/-55	8.0-16.0 incl. 9.0-11.0 25.0-27.0 30.0-46.0	8.0 2.0 2.0 16.0	11.90 27.04 3.00 3.13
RC-09	2995N/5150E	110/-55	34.0-36.0	2.0	4.89
RC-10	2925N/5120E	110/-60	94.0-103.0 incl.99.0-101.0	9.0 2.0	24.58 98.77

All RC drill holes assay intervals are based on one metre sample composites within the mineralized zone.   The attitude of mineralized intervals varies and may not represent true widths.

These new drill results confirm and expand the lateral and depth continuity of gold mineralization previously identified at Golouma South by both excavator trenching and diamond core drilling.   Combined trenching, core and RC drilling results have now intersected the Golouma South gold zone mineralization over a minimum 400-metre strike extent.  The Golouma South gold zone remains open to expansion, especially to the south where RC-10, the southernmost hole completed to-date, intersected 9 metres at 24.58 g/t gold.   RC drilling is continuing up-dip, down-dip and along trend to the south of Oromin hole RC-10 utilizing a 40-metre grid and drill hole spacing leading towards the undertaking of a future resource study.

Drilling re-started at Sabodala on January 11, 2007.   Oromin is presently drilling with two core rigs and one reverse circulation rig and has sourced additional reverse circulation rigs that are expected to arrive at Sabodala in the first half of 2007.  The two diamond core rigs are presently drilling at the recently discovered Golouma Northeast and Maki Medina zones and the reverse circulation drill rig is at Golouma South.  The RC drill rigs will focus on 40 metre centre-drilling of known mineralized zones as a precursor to future resource calculations whereas the diamond core rigs will be used to broadly define the lateral and vertical extent of gold zones and deeper drilling requirements.  Upcoming drilling will be directed at Niakafiri South, Masato, Golouma West as well as more recent discoveries at Sabodala North, Masato North, Sekoto and Kinemba.

Fieldwork was carried out under the supervision of Gerald McArthur P. Geol., a “qualified person” for the purposes of National Instrument 43-101, who has also verified the data disclosed in this news release.  TSL Laboratories in Saskatoon, Saskatchewan carried out all assaying.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

 “Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

OROMIN EXPLORATIONS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended November 30, 2006

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim unaudited consolidated financial statements for the period ended November 30, 2006.

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Balance Sheets as at

(Unaudited – Prepared by Management)

	November 30, 2006	February 28, 2006

ASSETS

Current
Cash and cash equivalents	$ 1,157,647	$ 6,455,591
Receivables	24,593	36,216
Receivables – cost recovery (Note 4)	169,291	705,560
Prepaid expenses and deposits	4,872	4,872
	1,356,403	7,202,239

Investments	1,232,567	1,377,940
Equipment	7,908	8,164
Resource properties (Note 4)	8,941,412	2,546,859
Performance bond – restricted cash	133,216	132,808
Deferred share issue costs (Note 11 (a))	35,081	-
	$ 11,706,587	$ 11,268,010

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 1,439,705	$ 717,164

Shareholders’ equity
Capital stock (Note 5)
Authorized
100,000,000 common shares without par value
40,810,733 common shares (February 28, 2006 – 40,494,088)	20,112,864	19,964,141
Contributed surplus	3,040,457	2,500,570
Deficit	(12,886,439)	(11,913,865)
	10,266,882	10,550,846
	$ 11,706,587	$ 11,268,010

Nature of operations and going concern (Note 1)

Subsequent events (Note 11)

Approved by the Board

“Chet Idzsizek”          Director

             “James G. Stewart”    Director

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

For the periods ended November 30

(Unaudited – Prepared by Management)

Three Months Ended November 30, 2006		Three Months Ended November 30, 2005	Nine Months Ended November 30, 2006	Nine Months Ended November 30, 2005

EXPENSES
Amortization	$ 701	$ 565	$ 2,432	$ 1,695
Bank charges and loan interest	391	32,299	879	75,413
Consulting fees	-	-	15,015	-
Filing fees and transfer fees	3,020	4,141	28,126	25,826
Office and rent	31,344	38,495	89,526	106,232
Office administration recovery	-	(96,470)	-	(247,353)
Professional fees	66,564	14,875	147,085	72,190
Shareholder information	-	-	3,112	1,743
Stock-based compensation (Note 6)	-	49,164	572,936	131,619
Travel and public relations	62,888	16,841	158,391	72,937
Wages	45,092	46,953	135,053	121,464
	(210,000)	(106,863)	(1,152,555)	(361,766)

OTHER INCOME (EXPENSE)
Interest income	16,783	3,433	105,264	6,349
Foreign exchange gain (loss)	22,076	(21,858)	(8,564)	(63,281)
Gain on sale of investments	-	-	83,281	-
	38,859	(18,425)	179,981	(56,932)

Loss for the period	(171,141)	(125,288)	(972,574)	(418,698)

Deficit – Beginning of period	(12,715,298)	(9,504,749)	(11,913,865)	(9,211,339)

Deficit - End of period	$(12,886,439)	$ (9,630,037)	$(12,886,439)	$ (9,630,037)

Basic and diluted loss per common share	$ (0.00)	$ (0.00)	$ (0.02)	$ (0.02)

Weighted average number of shares outstanding	40,782,470	28,643,238	40,699,582	28,026,943

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Cash Flows

For the periods ended November 30

(expressed in Canadian dollars, unaudited)

Three Months Ended November 30, 2006		Three Months Ended November 30, 2005	Nine Months Ended November 30, 2006	Nine Months Ended November 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (171,141)	$ (125,288)	$ (972,574)	$ (418,698)
Items not affecting cash
Amortization	701	565	2,432	1,695
Foreign exchange (gain) loss	(4,072)	2,433	(408)	7,242
Stock-based compensation Gain on sale of investments	- -	49,164 -	572,936 (83,281)	131,619 -
Changes in non-cash working capital items:
Receivables	716	(11,103)	11,623	(37,694)
Accounts payable and accrued liabilities	69,246	12,937	81,633	83,501
	(104,550)	(71,292)	(387,639)	(232,335)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	32,424	165,801	115,674	351,442
Deferred share issue costs	(35,081)	-	(35,081)	-
Loan proceeds	-	705,288	-	705,288
	(2,657)	871,089	80,593	1,056,730

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	-	-	(2,176)	(4,454)
Proceeds from sale of investments	-	-	228,654	-
Recoveries on resource properties	913,188	-	913,188	-
Expenditures on resource properties	(2,347,767)	(176,213)	(6,130,564)	(562,501)
	(1,434,579)	(176,213)	(4,990,898)	(566,955)

Change in cash and cash equivalents	(1,541,786)	623,584	(5,297,944)	257,440

Cash and cash equivalents - Beginning of period	2,699,433	282,625	6,455,591	648,769

Cash and cash equivalents - End of period	$ 1,157,647	$ 906,209	$ 1,157,647	$ 906,209

Supplemental cash flow information (note 10)

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2006

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the business of exploring its resource properties.  The Company’s current oil and gas and mineral exploration activities are in the pre-production stage.  Consequently, the Company considers itself to be an exploration stage Company.  The recoverability of the Company’s investments in resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

As at November 30, 2006, the Company had a working capital deficiency of $83,302 (working capital at February 28, 2006 – $6,485,075).  Subsequent to November 30, 2006, the Company completed two private placements (see note 11(a)), the proceeds from which management believes will be sufficient to meet the Company’s general and administrative expenses and exploration expenditures on its resource properties for the coming year.  The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and continue to raise adequate financing.   While it has been successful in raising funds in the past, there can be no assurance the Company will be able to do so in the future.   Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  In addition, management is pursuing joint venture partners to jointly explore the Company’s oil and gas properties in Argentina.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  These interim unaudited consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

Interim Unaudited Consolidated Financial Statements

These interim unaudited consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended February 28, 2006.

3.

SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2006

4.

RESOURCE PROPERTIES AND DEFERRED COSTS

	Santa Rosa Argentina	Sabodala, Senegal	Carneirinho, Brazil	Total

Balance, February 28, 2006	$ 706,376	$ 1,796,462	$ 44,021	$ 2,546,859

Acquisition costs	-	-	66,667	66,667
Camp operation	171	2,010,115	17,500	2,027,786
Contractors & geological staff	30,823	1,699,273	23,662	1,753,758
Drilling	-	1,818,247	-	1,818,247
Engineering and feasibility	-	71,523	-	71,523
Exploration office	-	210,495	-	210,495
Insurance	-	23,820	-	23,820
Land & legal	114,165	174,645	-	288,810
Presumptive minimum income tax	100,326	-	-	100,326
Sample analysis	-	888,316	-	888,316
Travel & accommodation	16,273	201,011	10,000	227,284
Cost recovery	-	(1,082,479)	-	(1,082,479)
Balance, November 30, 2006	$ 968,134	$ 7,811,428	$ 161,850	$ 8,941,412

a)

Santa Rosa, Argentina

On September 29, 2000, the Company, through its subsidiary Exploraciones Oromin, S.A. (“Oromin S.A.”), submitted a bid to the Secretariat of Energy of the Republic of Argentina to acquire certain oil and gas rights in the Cuyana Basin of central Argentina.  In March 2001, the Secretariat of Energy of the Republic of Argentina approved the Company’s bid to acquire a 100% interest in the oil and gas exploration rights in the Province of Mendoza in central Argentina (the “Santa Rosa property”).  These exploration rights are for a period of six years and will be converted into exploitation rights for a period of 25 years if commercial quantities of hydrocarbons are discovered.  Upon the successful bid, the Company agreed to incur US$600,000 of exploration expenditures by March 20, 2003, (incurred) as a performance guarantee on the property.  The Company has yet to receive formal title to the Santa Rosa property and exploration rights.   When title is received, the Company will have to post a US$600,000 performance bond.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2006

4.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

a)

      Santa Rosa, Argentina (cont’d…)

On June 26, 2002, the Company, through its subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US $1,400,000 to Bible Resources Limited (“Bible”), a private Nevada corporation.  The agreement initially provided for the purchase price to be paid in three tranches, with US $400,000 due on or before July 31, 2002, a further US $400,000 on or before August 30, 2002 and the remaining US $600,000 to be paid by September 30, 2002.   Oromin, S.A. is a wholly-owned subsidiary of Cynthia.

The agreement has been amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received $832,680 (US $600,000) in payment for a 17.52% effective interest in its Santa Rosa Property.  In addition, as consideration for extending the agreement, Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interests, issued 1,000,000 unregistered common shares at a value of $1,377,940 to Irie Isle Limited (“Irie”).  Cynthia is a subsidiary of Irie.  During the year ended February 28, 2005, Cynthia issued 212.415 common shares to Surge, representing the 17.52% effective interest in the Property.  Surge has elected not to acquire any further interest in the Santa Rosa Property.

A director of the Company became a director of Surge in August 2002.

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Ottoman energy Ltd. (“Ottoman”) whereby Ottoman can acquire up to a 41.24% interest in the Santa Rosa Property by spending up to US$2,297,381 on exploration and development of the Santa Rosa Property.   The LOI is subject to a number of conditions that must be fulfilled or waived by June 30, 2007, including completion of legal and financial due diligence to Ottoman’s satisfaction, issuance of formal title to the Santa Rosa Property and the settlement and execution of a joint venture agreement respecting the Santa Rosa Property.

b)

      Sabodala, Sénégal

In October 2004, the Company was awarded an exploration concession in Sénégal known as the Sabodala Project.  The exploration concession grants the Company the sole right to acquire a 100% interest in the Sabodala Project. The Sabodala Project is held by the Oromin Joint Venture Group (“OJVG”), a joint venture between the Company and Bendon International Ltd. (“Bendon”), each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Company and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2006

4.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

b)

Sabodala, Sénégal (cont’d…)

agreement.  The Company provides exploration and management services to the OJVG.   In order to acquire its interest in the Sabodala Property, the OJVG must spend at least US$8 million on exploration of the Sabodala Property by April 17, 2007.

Under the terms of the OJVG agreement, Bendon will provide the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million.   During the year ended February 28, 2006, the Company incurred exploration and general and administrative costs as project manager and has recovered $3,329,267 (US$2.8 million) from Bendon.   Part of the recovery includes $310,172 representing reimbursement for general and administrative expenses.   The Company also received reimbursement for initial due diligence costs of $228,946, of which $219,036 was recovered in the previous fiscal year.   Bendon has agreed to arrange financing, through an equity placement in the company, of at least US$4 million of the Company’s expenditure commitment.   Bendon will also take a lead role in arranging any production financing that the OJVG may require.  Badr holds a free carried interest until the initial US$8 million commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilution.  By an agreement dated December 18, 2006, the parties agreed to convert the joint venture into a corporate structure on the same terms as the OJVG agreement other than extending Badr’s free carried interest to production.  The Company’s interest in the Sabodala Property is now held through its wholly-owned BVI subsidiary, Sabodala Holding Limited.

c)

Carneirinho, Brazil

During the year ended February 28, 2005, the Company and a company related by way of common directors, were granted an option to jointly acquire a 100% interest in the Carneirinho gold property in north-central Brazil.  The option is structured as a two-stage option with the companies jointly acquiring a 50% interest at each stage.  In order to exercise the first option, the companies must pay the vendor US $50,000 on or before April 30, 2005 (paid), and a total of US$1,600,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, the companies must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2006

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized
100,000,000 common shares without par value

Balance as at February 28, 2006	40,494,088	$ 19,964,141	$ 2,500,570
For cash on exercise of warrants	17,645	21,174	-
For cash on exercise of stock options	299,000	94,500	-
Transfer from contributed surplus on exercise of stock options	-	33,049	(33,049)
Stock-based compensation (Note 6)	-	-	572,936

Balance as at November 30, 2006	40,810,733	$ 20,112,864	$ 3,040,457

6.

STOCK OPTIONS

The total fair value of stock options granted during the current period was $572,936 which has been recorded in the results of operations.

The following weighted average assumptions were used for the Black-Scholes valuation of options granted during the period.

Risk-free interest rate

4.3 – 4.4%

Expected life

2 – 5 years

Annualized volatility

77 – 79%

Dividend rate

0%

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2006

6.

STOCK OPTIONS (cont’d…)

As at November 30, 2006, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date
100,000	$ 1.77	July 1, 2008
50,000	0.16	December 1, 2008
828,000	0.25	January 22, 2009
264,000	0.25	March 3, 2009
150,000	0.30	October 29, 2009
75,000	0.40	June 1, 2010
90,000	0.35	July 12, 2010
300,000	0.70	September 15, 2010
100,000	0.80	November 22, 2010
1,665,000	1.90	February 15, 2011
270,000 100,000	2.02 2.13	April 21, 2011 May 4, 2011

3,992,000

7.

WARRANTS

As at November 30, 2006, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date
1,701,644	$ 0.43	November 15, 2007.
607,375	1.20	January 16, 2008*
882,353	1.20	January 20, 2008*
2,058,823	1.20	February 1, 2008*
1,388,887	0.45	February 1, 2008.
6,639,082

*These warrants are subject to forced conversion provisions.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2006

8.

RELATED PARTY TRANSACTIONS

	2006	2005

Office and rent	$ 39,690	$ 37,801
Professional and consulting fees	267,084	190,705
Wages and benefits	106,734	103,500

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Additional related party transactions are disclosed in Note 4 (a).

Included in accounts payable and accrued liabilities at November 30, 2006 is $84,024 (February 28, 2006 - $47,024) due to directors and companies with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

SEGMENTED INFORMATION

The Company has one operating segment, being the exploration of resource properties.  The Company’s equipment and resource properties are located in the following geographic areas:

	November 30, 2006	February 28, 2006

Argentina	$ 968,134	$ 706,376
Brazil	161,850	44,021
Sénégal	7,811,428	1,796,462
Canada	7,908	8,164

	$ 8,949,320	$ 2,555,023

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2006

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2006	2005

Non-cash operating activities
Accounts payable incurred for resource property expenditure	$1,310,869	$26,542
Receivables – recovery of resource property expenditures	(169,291)	(428,617)

	$1,141,578	$(402,075)

Non-cash financing activities
Exercise of stock options	$(33,049)	$-
Contributed surplus allocated to capital stock on exercise of stock options	33,049	-
Shares issued to settle loan payable	-	705,288
Loan repaid with shares	-	(705,288)
	$-	$-

Non-cash investing activities
Resource property expenditures incurred through accounts payable	$(1,310,869)	$(26,542)
Resource property expenditure recovery in receivables	169,291	428,617

	$(1,141,578)	$402,075

11.

SUBSEQUENT EVENTS

The following events occurred subsequent to November 30, 2006:

a)

In December 2006, the Company closed a brokered private placement of 6,061,000 units and a non-brokered private placement of 3,030,500 units, both at a price of $1.65 per unit to generate gross proceeds of $15,000,975.   Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $2.20 per share until December 7, 2008.   The warrants are subject to forced conversion provisions whereby after April 8, 2007 and until the expiry date of the warrants, if the closing price of the Company’s share exceeds $3.40 for twenty consecutive trading days, the Company may provide written notice that the warrants will expire on the twenty first day following delivery of such notice.   The agent also received broker’s warrants entitling the purchase of up to 606,100 common shares of

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2006

11.

SUBSEQUENT EVENTS (cont’d…)

a)

cont’d…

the Company on the same terms as the warrants described above.   A finders fee in the amount of $100,006 was paid pursuant to this placement as were share issue cost of $35,081 which were paid during the period ended November 30, 2006.   The share issue costs are recorded as deferred share issue costs on the balance sheet.

a)

The Company granted stock options for the purchase of up to 70,000 common shares at a price of $2.04 per share expiring January 12, 2009.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTH PERIOD

ENDED NOVEMBER 30, 2006

OROMIN EXPLORATIONS LTD.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED NOVEMBER 30, 2006

The following discussion and analysis, prepared as of January 25, 2007, should be read together with the interim unaudited consolidated financial statements for the nine month period ended November 30, 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended February 28, 2006 and February 28, 2005, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

The Company is in the business of exploring its resource properties located in Argentina, Sénégal and Brazil, with the primary aim of developing them to a stage where they can be exploited at a profit.  The Company does not currently have any producing properties and its current operations are exploratory searches for hydrocarbons or minerals.  During the nine month period ended November 30, 2006, the Company was primarily engaged in the exploration of its Santa Rosa property in Argentina and the Sabodala Property in Sénégal.

In the near term, the Company plans to continue its exploration activities on its Santa Rosa Property and its Sabodala Property and begin exploration of its Carneirinho Property.  Based on its existing working capital deficiency, the Company requires additional financing for its currently held properties during the upcoming fiscal year and as such, subsequent to November 30, 2006, has successfully completed two private placements for gross proceeds of $15,000,975.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its currently held properties during the fiscal year ending February 28, 2007.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional oil and gas or mineral exploration properties.  None of the Company’s resource properties are in production and, therefore, do not produce any income.

The Company’s common shares trade on the TSX Venture Exchange under the symbol “OLE”.

Overall Performance

The following is a summary of significant events and transactions that occurred during the nine month period ended November 30, 2006:

1.

The Company continued its exploration of the Sabodala Property, carrying out geochemical sampling, geophysical surveying, mechanized trenching and completing 70 diamond drill holes and 10 reverse circulation holes.  The Company spent a total of  $7,097,445 on exploration of the Sabodala Property during the period and received $1,082,479 from its joint venture partner towards these costs.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Total revenues	nil	nil	nil
Net loss	$2,702,526	$448,169	$297,616
Basic and diluted loss per share	(0.09)	(0.02)	(0.01)
Total assets	11,268,010	3,985,105	2,990,680
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

During the fiscal year ended February 28, 2006, the total assets of the Company increased to $11,268,010 from $3,985,105 as at February 28, 2005, primarily due to the sale of share capital.  The significant increase in loss during the year ended February 28, 2006 compared to the loss for the year ended February 28, 2005 is primarily due to stock-based compensation costs of $2,307,214, an increase of $2,179,396 from the prior year.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

At November 30, 2006, the Company’s current assets totalled $1,356,403 compared to $1,601,372 at November 30, 2005.  The decrease is due to expenditure on resource properties.  During the same period, current liabilities also increased to $1,439,705 from $1,178,076 for the same reason.  Included in the Company’s current liabilities was payables or accrued liabilities of $84,024 due to related parties as a result of professional services rendered by directors of the Company.  All such amounts are payable on demand.  As a result, the Company had working capital deficiency of $83,302 at November 30, 2006 as compared with working capital of $423,296 at November 30, 2005.  As at both November 30, 2006 and November 30, 2005, the Company had no long-term debt.

At November 30, 2006, the Company had total assets of $11,706,587 as compared with $4,864,799 at November 30, 2005.  The increase is due to increased resource property exploration funded by the sale of share capital.

Share capital as at November 30, 2006 was $20,112,864, up from $12,938,374 as at November 30, 2005 due to the sale of share capital.  During the nine months ended November 30, 2006, the Company issued 299,000 shares pursuant to the exercise of stock options to generate proceeds of $94,500 and 17,645 shares pursuant to the exercise of warrants to generate proceeds of $21,174.

The Company's largest cash outflows in the nine months ended November 30, 2006 resulted from net resource property expenditures of $5,217,376.  The most significant contribution to working capital in the nine months ended November 30, 2006 was provided by the sale of share capital that generated cash proceeds of $115,674. The most significant contribution to working capital in the nine months ended November 30, 2005 was provided by loan proceeds of $705,288.

During the nine months ended November 30, 2006 the Company recorded interest income of $105,264, a foreign exchange loss of $8,564 and a gain on sale of investments of $83,281. During the nine months ended November 30, 2005 the Company recorded interest income of $6,349 and a foreign exchange loss of $63,281.

Expenses for the nine months ended November 30, 2006 were $1,152,555, up from $361,766 for the nine months ended November 30, 2005 primarily due to stock based compensation costs of $572,936.

Net loss for the nine months ended November 30, 2006 was $972,574 or $0.02 per share as compared with a net loss for the nine months ended November 30, 2005 of $418,698 or $0.02 per share.

Summary of Quarterly Results

	Three Months Ended November 30, 2006	Three Months Ended August 31, 2006	Three Months Ended May 31, 2006	Three Months Ended February 28, 2006	Three Months Ended November 30, 2005	Three Months Ended August 31, 2005	Three Months Ended May 31, 2005	Three Months Ended February 28, 2005
Total assets	$11,706,587	$11,099,325	$11,149,976	$11,268,010	$4,864,799	$4,077,060	$4,213,805	$3,985,105
Resource properties and deferred costs	8,941,412	6,999,391	4,951,446	2,546,859	1,744,334	1,688,785	1,612,025	1,583,908
Working capital (deficiency)	83,302	2,035,888	4,008,414	6,485,075	423,296	(319,118)	(118,231)	(190,412)
Shareholders equity	10,266,882	10,405,499	10,475,810	10,550,846	3,686,723	2,891,758	3,023,560	2,917,072
Revenues	Nil	nil	nil	nil	nil	nil	nil	nil
Net loss	(171,141)	(172,906)	(628,527)	(2,283,828)	(125,288)	(181,340)	(112,070)	(65,638)
Earnings (loss) per share	(0.00)	(0.00)	(0.02)	(0.07)	(0.00)	(0.01)	(0.00)	(0.00)

Significant changes in key financial data from 2004 to 2006 can be attributed to expenditures on the Company’s Sabodala Property in Sénégal and its Santa Rosa property in Argentina, the sale of an effective 17.52% interest therein, the sale of share capital and stock-based compensation costs.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its Santa Rosa Property and the Sabodala Property and begin exploration of its Carneirinho Property.

Based on its existing working capital as a result of private placements undertaken subsequent to November 30, 2006, the Company does not require additional financing for the Santa Rosa Property to proceed with drilling during the current fiscal year; for the Sabodala Project to fully implement its planned exploration program thereon during the current fiscal year; and the Carneirinho Property to continue exploration thereon during the current fiscal year. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and continue to raise adequate financing.   While it has been successful in raising funds in the past, there can be no assurance the Company will be able to do so in the future.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	November 30, 2006	February 28, 2006

Working capital (deficiency)	($83,302)	$6,485,075
Deficit	(12,886,439)	(11,913,865)

Capital Resources

During the nine months ended November 30, 2006, the Company issued 299,000 shares pursuant to the exercise of stock options to generate proceeds of $94,500 and 17,645 shares pursuant to the exercise of warrants to generate proceeds of $21,174.

During the nine month period ended November 30, 2005, the Company issued 867,173 shares pursuant to the exercise of warrants to generate proceeds of $160,758 and 846,781 shares pursuant to the exercise of stock options to generate proceeds of $190,684.  In addition, during the nine months ended November 30, 2005, the Company cancelled 74,795 escrow shares in accordance with their terms of issuance and issued 1,701,644 units pursuant to the conversion of loans totalling $705,288, each unit comprised of one common share and one non-transferable share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.43 per share until November 15, 2007.

The Company has sufficient funds to meet its anticipated general and administrative expenses for the balance of the fiscal year and to complete its proposed exploration programs for its Santa Rosa Property and Sabodala Project during the current fiscal year.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the nine months ended November 30, 2006, the Company incurred professional fees of $267,084 with companies related by directors in common.  These payments were comprised of $152,709 paid to a director of the Company and a company controlled by a director of the Company for geological consulting services and $114,375 accrued or paid to a company controlled by a director and officer of the Company for legal services.  The Company also paid wages and benefits of $106,734 to its Chief Executive Officer and incurred office and rent costs of $39,690 with companies related by way of common directors.

As at November 30, 2006, accounts payable includes $84,024 due to related parties as a result of geological consulting services incurred with a director and a company controlled by a director and legal fees incurred with a company controlled by a director.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Proposed Transactions

At the date hereof, there are no proposed asset or business acquisitions or dispositions.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalised by property.  If economically recoverable ore reserves are developed, capitalised costs of the related property are reclassified as mining assets and amortised using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realisable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Stock-based Compensation

The Company uses the fair value method whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.  Any consideration paid by the option holder to purchase shares is credited to capital stock.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at rates approximating those in effect at the time of the transaction.  Translation gains and losses are reflected in the income or loss for the period.

Investments

Long-term investments are carried at cost.  If it is determined that the value of the investments is permanently impaired, they are written down to net realizable value.

Changes in Accounting Policies

There were no changes to the Company’s accounting policies during the nine months ended November 30, 2006.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, investments, performance bond and accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at November 30, 2006 approximately 67% of cash and cash equivalents is held in US dollars.  The performance bond arranged for the Santa Rosa Property is 100% US dollars and as at November  30, 2006, approximately 36% of the Company’s accounts payable and accrued liabilities are denominated in US dollars.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

As at February 28, 2006, the Company had incurred acquisition and exploration costs of $706,376 with respect to its Santa Rosa Property in Argentina.  During the nine months ended November 30, 2006, the Company incurred an additional $261,758 in exploration costs with respect to its Santa Rosa Property comprised primarily of contractor and geological staff costs of $30,823 or 12% of the total for the period; land and legal costs of $114,165 or 44% of the total for the period; presumptive minimum income tax of $100,326 or 38% of the total for the period; and travel and accommodation costs of $16,273 or 6% of total for the period.

As at February 28, 2006, the Company had incurred net acquisition and exploration costs of $1,796,462 with respect to its Sabodala Property in Sénégal, following a cost recovery of $3,029,005 in the prior year.  During the nine months ended November 30, 2006, the Company incurred an additional $6,014,966 in exploration costs net of costs recovered from the Company’s joint venture partner of $1,082,479,  with respect to its Sabodala Property.   Exploration comprised primarily of camp operation costs of $2,010,115 or 28% of the total for the period; contractor and geological staff costs of $1,699,273 or 24% of the total for the period; drilling costs of $1,818,247 or 26% of the total for the period; engineering and feasibility costs of $71,523 or 1% of the total for the period; exploration office costs of $210,495 or 3% of the total for the period; sample analysis costs of $888,316 or 13% of the total for the period; and travel and accommodation costs of $201,011 or 3% of the total for the period.  During the nine months ended November 30, 2006, the Company carried out geochemical sampling, geophysical surveying, mechanized trenching and completed 70 diamond drill holes and 10 reverse circulation holes.

Expenses for the nine months ended November 30, 2006 were $1,152,555, up from $361,766 for the nine months ended November 30, 2005 primarily due to stock based compensation costs of $572,936.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 100,000,000 common shares without par value of which 40,810,733 were outstanding at November 30, 2006 and of which 49,902,233 are outstanding as of the date hereof.

As at the date hereof, the Company has the following warrants outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,701,644	$0.43		November 15, 2007
607,375	$1.20	(1)	January 16, 2008
882,353	$1.20	(1)	January 20, 2008
2,058,823	$1.20	(1)	February 1, 2008
1,388,887	$0.45		February 1, 2008
6,639,082

(1) The warrants are subject to forced conversion provisions whereby after May 16, 2006 as to 625,020 warrants, after May 20, 2006 as to 882,353 warrants and after June 1, 2006 as to 2,058,823 warrants, until the expiry date of the warrants, if the weighted average trading price of the Company’s shares exceeds $2.40 for fifteen consecutive trading days, the Company may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.

As at the date hereof, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
100,000	$1.77	July 1, 2008
50,000	$0.16	December 1, 2008
828,000	$0.25	January 22, 2009
264,000	$0.25	March 3, 2009
150,000	$0.30	October 29, 2009
75,000	$0.40	June 1, 2010
90,000	$0.35	July 12, 2010
300,000	$0.70	September 15, 2010
100,000	$0.80	November 22, 2010
1,665,000	$1.90	February 15, 2011
270,000	$2.02	April 21, 2011
100,000	$2.13	May 4, 2011
3,992,000

Form 52-109F2 – Certification of Interim Filings

I, Chet Idziszek, President of Oromin Explorations Ltd. and performing similar functions to that of a Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Oromin Explorations Ltd. (the “issuer”) for the interim period ending November 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: January 29, 2007

“Chet Idziszek”

Chet Idziszek

President

Form 52-109F2 – Certification of Interim Filings

I, Naomi Corrigan, Chief Financial Officer of Oromin Explorations Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended November 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

January 29, 2007

“Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer